EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

NB Private Markets Access Fund LLC

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid
Fees Previously Paid	$42,393,148(a)	$147.60	$6,257.23(b)
Total Transaction Valuation	$42,393,148(a)
Total Fees Due for Filing			$6,257.23
Total Fees Previously Paid			$6,257.23
Total Fee Offsets
Net Fee Due			$0.00

(a)	Calculated as the aggregate maximum value of Shares being purchased. The fee of $6,257.23 was paid in connection with the filing of the Schedule TO-I by NB Private Markets Access Fund LLC (File No. 005-92727) on February 28, 2024 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being filed to report the results of the offer.

(b)	Calculated at $147.60 per $1,000,000 of the Transaction Valuation.